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              Washington, D.C.  20549

                      FORM 15

     CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                    Commission File Number   333-53603

     Graham Packaging Company
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            (Exact name of registrant as specified in its charter)

     1110 East Princess Street, York, PA  17403
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(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

8 3/4% Senior Subordinated Notes Due 2008, Series B ("Fixed Rate Notes") Floating Interest Rate Subordinated Term Securities Due 2008 (FIRSTSsm*), Series B ("Floating Rate Notes")
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           (Title of each class of securities covered by this Form)

     None
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(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

    Rule 12g-4(a)(1)(i)   /_/                Rule 12h-3(b)(1)(i)   /X/
    Rule 12g-4(a)(1)(ii)  /_/                Rule 12h-3(b)(1)(ii)  /_/
    Rule 12g-4(a)(2)(i)   /_/                Rule 12h-3(b)(2)(i)   /_/
    Rule 12g-4(a)(2)(ii)  /_/                Rule 12h-3(b)(2)(ii)  /_/
                                             Rule 15d-6            /_/

    Approximate number of holders of               Fixed Rate Notes:  27
record as of the certification or notice date:     Floating Rate Notes:  13

    Pursuant to the requirements of the Securities Exchange Act of 1934 Graham Packaging Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:   April 19, 1999      By:  /s/  John E. Hamilton
                                 -------------------------------------------
                                  John E. Hamilton, Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.
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*  FIRSTS is a service mark of BT Alex. Brown Incorporated.

    Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 2069 (3-99)





























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